Galt Petroleum, Inc.
175 South Main Street
15th Floor
Salt Lake City, UT 84111

August 13, 2012

Securities and Exchange Commission
Attn: Roger Schwall, Assistance Director; Caroline Kim, Staff Attorney; Laura Nicholson, Staff Attorney
Division of Corporation Finance
Washington, D.C. 20549

RE:	Galt Petroleum, Inc. Registration Statement on Form S-1 Filed July 10, 2012 File No. 333-182600

Dear Mr. Schwall, Ms. Kim, and Ms. Nicholson,

In response to your letter dated August 6, 2012, we respectfully submit the following response:

General

1.
Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

RESPONSE:  We do not provide any written materials to potential investors other than referring them to the S-1 registration statement filed on EDGAR.  We are not aware of any research reports published or distributed about us.

2.
It appears that oil and gas producing activities are material to your business operations. We note that you have oil and gas revenues. Please revise your filing to provide the disclosure required by Subpart 1200 of Regulation S-K.

RESPONSE:  Although we do have oil and gas revenues, we do not believe that we have material proved reserves at this time, and therefore much of the Subpart 1200 disclosure is not applicable.  Of the 24 wells referenced in our prospectus, the average production has totaled approximately one-half a barrel of oil crude per day.  Although this production is minimal and we hope to improve our production, we feel this constitutes full production under our expectations. However, we do not feel this indicates proof of proved reserves. All of the wells acquired by the Company have been worked by prior operators and are considered to be near the end of their useful lives or ending their production curve.

Prospectus Cover Page, page 3

3.
We note your statement that the selling security holders will be offering their shares of common stock at a price of $1.00 per share “until a market develops” and thereafter at prevailing market prices or privately negotiated prices. We also note your related disclosure at page 34. Please revise to clarify, if true, that the selling security holders will sell at a price of $1.00 per share until your shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.

RESPONSE:  We have revised as instructed.

Risk Factors, page 8

Initial production figures should not be relied upon, page 9

4.
We note your risk factor disclosure regarding the reliability of initial production figures. Please tell us how this risk factor is applicable to you. In that regard, we note your disclosure that you plan to bring existing wells into full production status and then to invest in additional leases with mature wells.

RESPONSE:  We have removed the risk factor referencing initial production figures.

There may be deficiencies with our internal controls . . ., page 15

5.	We note your disclosure that you have had material weaknesses in your internal control procedures. Please revise your filing to briefly describe such weaknesses.

RESPONSE:  Although we expect to have material weaknesses in our internal control procedures, we have not yet evaluated them, and we have revised the risk factor disclosure accordingly.

Use of Proceeds, page 18

6.
We note that your use of proceeds table does not appear to include all of the uses of proceeds that you describe in the narrative in the second paragraph of this section. For example, the table does not appear to reflect the use of proceeds to increase your publicity efforts or to increase salaries.

RESPONSE:  We have revised accordingly.

7.
We note your disclosure that a portion of the offering proceeds will be used for consulting fees for engineering and other services. Please revise to clarify whether such fees will be paid to the related parties described at page 36.

RESPONSE:  We have revised as instructed.

8.
We note your disclosure that you anticipate that the estimated $1 million gross proceeds from the offering will enable you to retire debt, expand your operations, and fund your other capital needs for the next fiscal year. However, we also note that the amount of your past due debt that is described in the notes to your financial statements exceeds the amount of proceeds that you have allocated to the retirement of debt in your use of proceeds section. This appears to conflict with the suggestion in your use of proceeds section that the gross proceeds from your offering would be adequate to fund your capital needs for the next fiscal year. Please advise or revise.

RESPONSE:  We have secured oral extensions from our lender as to our past due debt, and we therefore anticipate that the approximate $1 million in gross proceeds will be adequate to fund our capital needs for the next fiscal year.  We have added relevant disclosure regarding this to our Liquidity and Capital Resources section.

Selling Security Holders, page 21

9.
For each selling shareholder, please indicate the nature of any position, office, or other material relationship which the selling shareholder has had within the past three years with the registrant or any of its predecessors or affiliates. See Item 507 of Regulation S- K.

RESPONSE:  Mr. Valerio is an officer and director of the Company, and Mr. Baca is a director of the Company.  The other shareholders do not have a relationship with Company or its predecessors or affiliates other than providing certain services to the Company for which they received their shares (as disclosed in the explanatory paragraph above the table).  Accordingly, we have added clarifying disclosure regarding Mr. Valerio and Mr. Baca to the explanatory paragraph as well as the footnotes for Mr. Valerio’s and Mr. Baca’s shares.

Management’s Discussion and Analysis of Fiscal Condition and Results of Operation, page 23

Liquidity and Capital Resources, page 26

10.
We note that you have a working capital deficit as of March 31, 2012. We also note your disclosure in the notes to your financial statements regarding notes that are past due. Please expand your liquidity section to discuss each of these items. In addition, please indicate the course of action that you have taken or propose to take to remedy the deficiency. See Item 303(a)(1) of Regulation S-K.

RESPONSE:  We have revised as instructed.

11.
Please expand this section to address the material terms of your outstanding debt. As examples only, this should include the revolving credit line with Bray-Conn, Inc. which you describe on page 36, and your outstanding convertible notes.

RESPONSE: We have revised as instructed.

Directors, Executive Officers, Promoters and Control Persons, page 29

12.
Please specify the approximate portion of time your officers are allocating to the company’s operations. We note you disclose at page 10 that they allocate only a portion of their time to the operation of your business.

RESPONSE:  We have revised as instructed and have revised the risk factor to clarify that Mr. Valerio and Mr. Baca devote their full time to Company operations while Mr. Albury does not.

13.	For each of your executive officers and directors, please provide the information required by Item 401(e) of Regulation S-K with respect to his business experience during the past five years.

RESPONSE:  We have revised as instructed.

Executive Compensation, page 32

14.
We note your disclosure at page 32 that since your incorporation, you have not paid any compensation to your directors or officers in consideration for services rendered to you in their capacity as such. However, we also note the management and engineering consulting agreement and related fees that you reference at page 36. Please note that Item 402(m)(1) of Regulation S-K requires disclosure of all compensation awarded to, earned by, or paid to the named executive officers and directors by any person for all services rendered in all capacities to the smaller reporting company and its subsidiaries, unless otherwise specifically excluded from disclosure in Item 402. All such compensation is required to be reported pursuant to Item 402, even if also called for by another requirement, including transactions between the smaller reporting company and a third party where a purpose of the transaction is to furnish compensation to any such named executive officer or director. Please provide such information with respect to the management and engineering consulting agreement, or tell us why you do not believe that such disclosure is required.

RESPONSE:  We have revised as instructed.

Security Ownership of Certain Beneficial Owners and Management, page 32

15.	Please include Mr. Albury in your beneficial ownership table on page 33 pursuant to Item 403(b) of Regulation S-K.

RESPONSE:  We have revised as instructed.

16.
We note your statement at page 33 that you do not have any outstanding options, warrants or other securities exercisable for or convertible into shares of your common stock. However, this does not appear to be consistent with your disclosure at page 19 and in the notes to your financial statements regarding the convertible notes. Please advise or revise.

RESPONSE:  We have revised as instructed.

Experts, page 40

17.	Please revise this section to describe the transaction whereby counsel received shares of your common stock. Please refer to Item 509 of Regulation S-K.

RESPONSE:  We have revised as instructed.

Financial Statements

Note 1 - Organization and Summary of Significant Accounting Policies, page F-6

18.
We note your disclosure stating certain members of Bray-Conn Resources LLC (Bray-Conn) formed Galt Petroleum, Inc. (Galt), and the transfer of Bray-Conn’s oil and gas assets and operations to Galt was accounted for as a reorganization of Bray-Conn. To support your accounting for this transaction as a combination of entities under common control, please identify the members’ ownership interest in Bray-Conn as of August 29, 2011.

RESPONSE:  Mr. Valerio, Mr. Baca, and Mr. Albury (or entities that they owned) each owned one-third of Bray-Conn.  As Mr. Albury took an employment position with Schlumberger in 2009 and was not able to devote his full time to Company operations, at inception, the Company was owned by Mr. Valerio (approximately 56.7%) and Mr. Baca (approximately 43.3%) only.

19.
In addition, you state the financial statements have been retroactively restated to reflect the common shares issued in the reorganization as outstanding for all periods presented and to reflect the carve out oil and natural gas assets, liabilities and operations of Bray- Conn through August 29, 2011. Please clarify whether all of Bray-Conn’s operating assets were transferred to Galt or only certain operating assets as your use of the term “carve out” suggests. Generally when a registrant acquires or succeeds to substantially all of an entity's key operating assets, full audited financial statements of the entity should be presented.

RESPONSE:  Only certain of Bray-Conn’s assets relating to oil and gas properties were included in the “carve out.”

Oil and Gas Properties, page F-6

20.
We note your disclosure that investments in unproved properties and major development projects are not amortized until proved reserves associated with the projects can be determined. However, we also note that 24 of the 54 oil wells for which you hold leasehold rights are at full production. Please revise your financial statements to depreciate the costs of acquiring the leasehold rights and the related costs on a rational and systematic basis over the estimated useful life of the assets.

RESPONSE:  The Company does not believe we have material proved reserves at this time. Of the 24 wells cited in our filing, the average production has totaled approximately one-half a barrel of oil crude per day. Although this production is minimal and we hope to improve our production, we feel this constitutes full production under our expectations. However, as indicated above and in our response to Comment 2, we do not feel this indicates proof of proved reserves. All of the wells acquired by the Company have been worked by prior operators and are considered to be on the near the end of their useful lives or ending their production curve.

Similarly, because we do not feel our Company has proved reserves and the acquisition costs are categorized as unproved properties, we propose not recording depreciation based on a systematic approach involving proved reserves and a units-of-production. We believe the guidance 932-360-25 supports this approach under the successful efforts method of accounting. We believe the standard supports capitalizing acquisition costs and testing for impairment under the general rules prescribed in ASC 360-10-15. Additionally, although non-authoritative, we believe the guidance in Chapter 4 of the AICPA Guide for Entities with Oil and Gas Producing Activities, also supports this position.

Equipment, page F-7

21.
We note your disclosure that the cost of equipment is capitalized and depreciated over its estimated useful life by the straight-line method. Please disclose the amount of depreciation expense recorded for each period presented and the estimated useful life of such equipment. Refer to FASB ASC 360-10-50-1 for additional guidance.

RESPONSE:  Upon acquiring the lease and assessing the property, we noted there to be several miscellaneous equipment items existing on the leased property that we believe to be immaterial. Those items include various parts, pumps, compressors and other similar items.  Because the Company deemed these items immaterial, we did not allocate any of the cost for acquiring the lease to equipment. To date, the Company has not acquired any new equipment. Accordingly, we recorded no related depreciation expense. We modified our financial statements to state such in the accounting policy on “Equipment.”

Condensed Balance Sheet, page F-11

22.
We note you recorded $63,700 of equipment as of March 31, 2012 and your statement of cash flows for the same period reflects a use of cash for prepaid expenses in the same amount. Please clarify the nature of the $63,700 use of cash in the period ended March 31, 2012. To the extent you paid cash to acquire the equipment, please tell us why your statement of cash flows does not reflect this use of cash as an investing activity.

RESPONSE:  We feel that the change in prepaid expenses is appropriately reflected on the statement of cash flows in the operating section. However, we have modified our balance sheet to reflect this amount as current on our balance sheet. Similarly, we have changed the caption on the balance sheet from “equipment” to “prepaid expenses.”  We believe the classification of the prepaid expenses on the balance sheet and on statement of cash flows should be based on nature of the prepaid expense and their intended use under the guidance of ASC 230-10-45-22. In this case, the Company prepaid for pipe and tubing, which is intended to replace tubing and pipe in existing wells. We believe these costs to be production costs as defined in ASC 932-360-25-15. Accordingly, we will expense this asset as an operating expense as the work is completed.

Recent Sale of Unregistered Securities, page II-1

23.
For all the securities of the registrant sold by the registrant within the past three years that were not registered under the Securities Act, please provide the information required by Item 701 of Regulation S-K. For example, please give the date of sale and the title and amount of securities sold. In addition, please indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available. Please provide such information for your issuances of common stock and your issuances of the convertible notes.

RESPONSE:  We have revised as instructed.

Exhibits, page II-2

24.	Please file all material agreements. Please refer to Item 601(b)(10) of Regulation S-K. As examples only, please file the following agreements:

•	the management and engineering consulting agreement referenced at page 36; and
•	the instruments related to your outstanding debt, including your credit agreement with Bray-Conn, Inc. and outstanding promissory notes.

Please also file any agreement related to your acquisition of the assets of Bray-Conn Resources, LLC. See Item 601(b)(2) of Regulation S-K.

RESPONSE:  Our counsel, Lance Brunson (801-303-5737), phoned the SEC reviewer last week to discuss this comment.  Such exhibits (or relevant portions of them) will be filed upon subsequent amendment.

Signatures

25.
We note that Mark Baca has signed your registration statement as your principal accounting officer. However, we also note that you did not identify him as an executive officer in your description of management that begins on page 29. Please advise.

RESPONSE:  This was an error resulting from Edgarization.  Mr. Valerio is our principal accounting officer.

Exhibit 5.1

26.
Your counsel consents to be named under the caption “Legal Proceedings” in your registration statement. However, we were not able to find such section in your registration statement. Please advise or obtain and file a new consent.

RESPONSE:  Our counsel has revised its consent to reference the “Experts” section.

We thank you for your patience.  If you have any questions or concerns, please feel free to contact our counsel, Vincent & Rees, via telephone at (801) 303-5730.  Thank you for your assistance and review.

Sincerely,

/s/ Cary Valerio
Cary Valerio
President